June 17, 2019

Gregory P. Rustowicz
Chief Financial Officer
Columbus McKinnon Corporation
205 Crosspoint Parkway
Getzville, New York 14068

       Re: Columbus McKinnon Corporation
           Registration Statement on Form S-3
           Filed May 30, 2019
           File No. 333-231827

Dear Mr. Rustowicz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Robert J. Olivieri